P.E.
8/31

02057692

File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___V___ Form 40-F ________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___V___.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

(This Form 6-K has 8 pages, Exhibit index is on page 2)

EXHIBIT INDEX

Exhibit Title Page

A. Macronix Monthly Sales Report - July 2002..3

B. Regulated Announcement for the month of July and August 2002.............4-6

C. Press Release for the month of August 2002.. 7

MXIC

MACRONIX INTERNATIONAL CO., LTD.

August 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2002.

1) Sales volume (NT$: Thousand)

Time	*Item*	*2002*	*2001*	*Changes*	*(%)*
July	*Invoice amount*	1,409,900	1,633,573	-223,673	-13.69%
Jan. through July	*Invoice amount*	9,407,980	13,787,370	-4,379,390	-31.76%
July	*Net Sales*	1,350,206	1,600,302	-250,096	-15.63%
Jan. through July	*Net Sales*	8,088,216	13,550,761	-5,462,545	-40.31%

2) Funds lent to other parties (NT$: Thousand)

	Bal. As of July end	*Bal. As of June end*	*Limit of lending*
MXIC	0	0	6,718,685
MXIC's subsidiaries	1,080,000	1,080,000	6,718,685

3) Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	*July*	*Bal. As of period end*
MXIC	13,437,370	0	4,131,000
MXIC's subsidiaries	2,796,161	0	0
MXIC endorses for subsidiaries		0	4,131,000
MXIC's subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC's subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets / liabilities denominated in foreign currencies		*For the position of floating rate liabilities*	
Underlying assets / liabilities	3,795	*Underlying assets / liabilities*	0
Financial instruments	2,3,4,5	*Financial instruments*	5
Realized profit (loss)	-17	*Realized profit (loss)*	0

Financial instruments : 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.

For the month of July 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Macronix International Co., Ltd. (The Company： "MXIC')(NASDAQ：MXICY)； 2) outstanding units and shares of ADR ；3) outstanding amount of Convertible Bonds by MXIC for the month of July 2002.

1) The trading of directors, supervisors, executive officers and 10% shareholders：

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 19, 2001(for 10% shareholders)*	*Number of shares held as June 30,2002*	*Number of shares held as July 31,2002*	*Changes*	*Remark*
Executive Director and Chairman	Ding-Hua Hu	2,051,247	2,666,621	2,933,283	+266,662	Stock dividend
Executive Director and President	Miin Wu	20,253,645	28,029,738	30,832,711	+2,802,973	Stock dividend
Executive Director	Hung Chih Investment Corportation	832,274	1,081,956	1,190,151	+108,195	Stock dividend
Executive Director	H.C. Chen (1)	5,568,281	4,009,065	4,409,971	+400,906	Stock dividend
Director and Chief Operatig Officer	Dang-Hsing Yiu	11,285,399	17,371,018	19,108,119	+1,737,101	Stock dividend
Director and Vice President	Raymond S. Mak	3,614,027	5,846,035	6,430,638	+584,603	Stock dividend
Director and Vice President	Y. S. Tan	3,550,979	3,702,872	4,073,159	+370,287	Stock dividend
Director	Delta Electronics Ltd.	59,662,903	73,941,273	81,335,400	+7,394,127	Stock dividend
Director	PICVUE Electronics Ltd.	17,678,488	17,482,034	19,230,237	+1,748,203	Stock dividend

Director	Hong-Hui Chen (3)	933,046	1,212,959	1,334,254	+121,295	Stock dividend
Director	Hui Yin Investment Inc.	3,086,237	5,475,593	6,023,152	+547,559	Stock dividend
Director and Vice President	Fuja Shone(4)	50,000	0	33,327	+33,327	Amend Record Stock dividend
Director	Chiao Tung Commerical Bank	47,178,127	30,251,565	33,276,721	+3,025,156	Stock dividend
Supervisor	Wen-Lung Lee (3)	3,252,806	4,228,647	4,651,511	+422,864	Stock dividend
Supervisor	Roger Chu (2)	35,579	46,252	50,877	+4,625	Stock dividend
Supervisor	Ping Tien Wu	138,804	180,445	198,489	+18,044	Stock dividend
Supervisor	Cheng Yi Fang	759,958	987,945	1,086,739	+98,794	Stock dividend

(1) Nominees of Hung Chih Investment Corporation.
(2) Nominee of Delta Electronics Ltd.
(3) Nominee of PICVUE Elecronics Inc.
(4) Nominee of Hui Yin Investment Inc.

2) Outstanding units and shares of ADR：

Outstanding of units on June 30,2002	*Outstanding of shares on June 30,2002*	*Outstanding of units on July 31,2002*	*Outstanding of shares on July 31,2002*
1,619,452.1	16,194,521	1,629,452.1	16,294,521

3) Outstanding amount of Convertible Bonds

Convertible Bonds	*Conversion Price*	*Outstanding Amounts on July 31,2002*
0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000
1% Convertible Bonds Due 2005	NT$41.3505	US$158,922,000
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000

MACRONIX INTERNATIONAL CO., LTD.

For the month of August 2002

This is to report 1) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 5% shareholders of MXIC 2) the acquisition of assets by MXIC and 3) the disposition of assets by MXIC for the month of August 2002.

1) The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders：

Title	*Name*	*Number of common shares pledged as of August 31,2002*	*Date of pledged*	*Accumulated number of pledged common shares*
Executive Director and President	Miin Wu	620,000	2002/08/30	6,870,000

2) The acquisition of assets：

2-1 Bonds

Date	*Description of assets*	*Trade Quantity (Denomination)*	*Purchase Price (Per denomination)*	*Trade Amount (US$)*
2002/08/20	1% Convertible Bonds Due 2005	5,200	US$1,185.315	6,163,638.89

3) The disposition of assets：None.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/8/9

Macronix Announced Sales Revenue of July 2002

Macronix International Co. Ltd. (NASDAQ: MXICY) today announced the July unaudit financial result, the Net Sales is NT$1,350 million. The sales accumulation was NT$8,088.2 million from January to July of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: September 3, 2002　　By: /s/ Paul Yeh

Name: Paul Yeh

Title: Associate Vice President of Finance Center